UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-102)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Sunergy Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing six Ordinary Shares
(Title of Class of Securities)

G84381 105
(CUSIP Number)

Mr. Tingxiu Lu
No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86-25) 5276 6666
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 D

1	NAME OF REPORTING PERSON Elite Shine Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,403,246 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 74,403,246 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,403,246 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%(2)

14	TYPE OF REPORTING PERSON*	CO

(1) see Item 5 below.
(2) based on the 267,287,253 ordinary shares outstanding as of June 30, 2011.

CUSIP NO. G84381 105	Schedule 13 D

1	NAME OF REPORTING PERSON Tingxiu Lu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,403,246 ordinary shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 74,403,246 ordinary shares (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,403,246 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%(2)

14	TYPE OF REPORTING PERSON*	IN

(1) see Item 5 below.
(2) based on the 267,287,253 ordinary shares outstanding as of June 30, 2011.

CUSIP NO. G84381 105	Schedule 13 D

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Sunergy Co., Ltd. (the “Issuer”). The address of the Issuer is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. This Schedule 13D is being jointly filed by Elite Shine Group Limited and Mr. Mr. Tingxiu Lu to disclose their current direct or indirect beneficial ownership of the Issuer’s Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed jointly by Elite Shine Group Limited and Mr. Tingxiu Lu (collectively, the “Reporting Persons”).

(b)
Elite Shine Group Limited is a British Virgin Islands company wholly owned by Mr. Tingxiu Lu. Its registered address is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

Mr. Tingxiu Lu is a citizen of the People’s Republic of China. His residence address is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

(c)	Mr. Tingxiu Lu is the sole director of Elite Shine Group Limited. His principal business is to serve as the chairman of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
The ownership of 5,000,000 American Depository Shares (“ADSs”) representing 30,000,000 ordinary shares of China Sunergy Co., Ltd. held by Elite Shine Group Limited and Mr. Tingxiu Lu was the subject of a settlement agreement approved by court order on November 30, 2010. As noted in previous filings, the ADSs had been the subject of a turnover order entered by the United States District Court for the Southern District of Ohio (the “Court”) on September 30, 2009 in case number 08-cv-0667, Securities and Exchange Comm’n v. One Equity Corp., et al., which caused the ADSs to become part of a receivership estate managed by a Court-appointed receiver (“Receiver”). As part of a settlement agreement, however, the Receiver agreed to return the ADSs to Elite Shine Group Limited and Mr. Tingxiu Lu, pending Court approval. On November 30, 2010, the Court issued the Order on Motion by Court Appointed Receiver, Frederick L. Ransier, for Order Authorizing and Approving Compromise, thereby approving the settlement agreement between the Receiver and Elite Shine Group Limited. Thereafter, the Receiver returned the ADSs to Elite Shine Group Limited and Mr. Tingxiu Lu. As of the date of this filing, Elite Shine Group Limited and Mr. Tingxiu Lu possess the ADSs. The Receiver has disclaimed any interest in or claim to the ADSs, and Elite Shine Group Limited and Mr. Tingxiu Lu hold the ADSs free and clear of any encumbrance or claim.

(f)	Elite Shine Group Limited is a British Virgin Islands company.
Mr. Tingxiu Lu is a citizen of the People’s Republic of China.

CUSIP NO. G84381 105	Schedule 13 D

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

During the period from September 13, 2011 to September 30, 2011, Mr. Tingxiu Lu purchased an aggregate of 2,320,541 ADSs representing 13,923,246 ordinary shares of the Issuer, from the open market (the “Purchased Shares”), for an aggregate purchase price of approximately $2.95 million. The purchases were funded by Mr. Tingxiu Lu’s personal funds. Mr. Tingxiu Lu will transfer the 2,320,541 ADSs to Elite Shine Group Limited after all the Purchased Shares are settled in his account.

Elite Shine Group Limited entered into a share purchase agreement (the “Share Purchase Agreement”) dated as of September 29, 2011, with Smooth King Investment Limited, a British Virgin Islands company wholly owned by Ms. Yingchun Huang, a citizen of the People’s Republic of China, pursuant to which Elite Shine Group Limited acquired 21,295,800 Ordinary Shares of the Company with an aggregate consideration of approximately $3.83 million or approximately $0.18 per ordinary share. The purchases were funded by Mr. Tingxiu Lu’s personal funds. A copy of the Share Purchase agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)
Elite Shine Group Limited is the beneficial owner of 74,403,246 Ordinary Shares (including 5,000,000 ADSs representing 30,000,000 Ordinary Shares held by Elite Shine Group Limited, and 2,320,541 ADSs representing 13,923,246 Ordinary Shares which will be transferred by Mr. Tingxiu Lu to Elite Shine Group Limited after all the Purchased Shares are settled in his account) of China Sunergy Co., Ltd. Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.

The following information with respect to the ownership of Ordinary Share of the Company by each of the Reporting Persons is provided pursuant to the transaction described herein:

CUSIP NO. G84381 105	Schedule 13 D

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elite Shine Group Limited	74,403,246(1) ordinary shares	27.8%	74,403,246(1) ordinary shares	0	74,403,246(1) ordinary shares	0

Mr. Tingxiu Lu	74,403,246(1) ordinary shares	27.8%	74,403,246(1) ordinary shares	0	74,403,246(1) ordinary shares	0

(1) Including 5,000,000 ADSs representing 30,000,000 Ordinary Shares held by Elite Shine Group Limited, and 2,320,541 ADSs representing 13,923,246 Ordinary Shares which will be transferred by Mr. Tingxiu Lu to Elite Shine Group Limited after all the Purchased Shares are settled in his account.

(c)
Information concerning transactions in securities of the Issuer from September 13, 2011 to September 30, 2011 by the Reporting Persons, other than the transaction pursuant to the Share Purchase Agreement as described in Item 3, is set forth below.. All of the purchases listed below were made by Mr. Tingxiu Lu through open market transactions.

Date	Securities Purchased	Price per Security	Aggregate Purchase Price
September 13, 2011	212,931 ADS	$1.16	$247,447.12
September 14, 2011	210,203 ADS	$1.18	$248,333.82
September 15, 2011	125,716 ADS	$1.22	$153,574.67
September 16, 2011	213,085 ADS	$1.25	$266,569.34
September 19, 2011	206,617 ADS	$1.29	$265,916.08
September 20, 2011	414,214 ADS	$1.43	$590,503.48
September 28, 2011	328,574 ADS	$1.22	$399,545.98
September 29, 2011	302,000 ADS	$1.25	$378,526.80
September 30, 2011	307,201 ADS	$1.31	$403,170.59
Total	2,320,541 ADS	-	$2,953,587.87

Other than the transaction described in Item 3 and Item 5(c) above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)
The ownership of 5,000,000 American Depository Shares (“ADSs”) representing 30,000,000 ordinary shares of China Sunergy Co., Ltd. held by Elite Shine Group Limited and Mr. Tingxiu Lu was the subject of a settlement agreement approved by court order on November 30, 2010. As noted in previous filings, the ADSs had been the subject of a turnover order entered by the United States District Court for the Southern District of Ohio (the “Court”) on September 30, 2009 in case number 08-cv-0667, Securities and Exchange Comm’n v. One Equity Corp., et al., which caused the ADSs to become part of a receivership estate managed by a Court-appointed receiver (“Receiver”). As part of a settlement agreement, however, the Receiver agreed to return the ADSs to Elite Shine Group Limited and Mr. Tingxiu Lu, pending Court approval. On November 30, 2010, the Court issued the Order on Motion by Court Appointed Receiver, Frederick L. Ransier, for Order Authorizing and Approving Compromise, thereby approving the settlement agreement between the Receiver and Elite Shine Group Limited. Thereafter, the Receiver returned the ADSs to Elite Shine Group Limited and Mr. Tingxiu Lu. As of the date of this filing, Elite Shine Group Limited and Mr. Tingxiu Lu possess the ADSs. The Receiver has disclaimed any interest in or claim to the ADSs, and Elite Shine Group Limited and Mr. Tingxiu Lu hold the ADSs free and clear of any encumbrance or claim.

CUSIP NO. G84381 105	Schedule 13 D

Elite Shine Group Limited has entered into certain share pledge agreement in September 2009 (the “Pledge Agreement”) with a Chinese bank (the “Pledgee”). Pursuant to the Pledge Agreement, 9,184,200 ordinary shares beneficially owned by Elite Shine Group Limited in China Sunergy Co., Ltd (the “Pledged Shares”) were pledged to the Pledgee to secure a syndicated loan arranged by the Pledgee to a company controlled by Mr. Tingxiu Lu. The Pledge Agreement does not grant the Pledgee the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct disposition of the Pledged Shares.

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Ordinary Share.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Share Purchase Agreement

The Share Purchase Agreement is described under Item 3 above, and such description is incorporated under this Item 6 by reference. The summary of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Except the Share Purchase Agreement described above, to the best knowledge of the Reporting Persons, there are no contract, arrangement, understanding or relationship among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1      Joint Filing Agreement by and among the Reporting Persons

Exhibit 99.2      Share Purchase Agreement by and between Elite Shine Group Limited and Smooth King Investments Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2011

Elite Shine Group Limited	By:	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director

Mr. Tingxiu Lu	/s/ Tingxiu Lu
Tingxiu Lu

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LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement

9